Winvest Group Ltd.

June 28, 2023

Via Edgar

United State Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, DC 20549

Attention:	Keira Nakada

Doug Jones

Cara Wirth

Re:	Winvest Group Ltd

Amendment No. 5 to Registration Statement on Form S-1

Filed June 5, 2023

File No. 333-267006

Dear Sir or Madam:

Winvest Group Ltd. (the “Company”) is hereby responding to your recent review letter addressed to Jeffrey Wong Kah Mun, Chief Executive Officer of the Company, dated June 15, 2023 (the “SEC Letter”). This response letter addresses the concern you have expressed.

The following numbered response correspond to the comment number in the SEC Letter.

Amendment No. 5 to Registration Statement on Form S-1 Filed June 5, 2023

Cover Page

1.	Please identify by name on the prospectus cover page the over-the-counter market where your securities are quoted.

We have included the tier of the over-the-counter market where our securities are quoted.

Management's Discussion and Analysis of Financial Condition and Results of Operation, page 26

2.	Please revise to reflect your results for the interim period ended March 31, 2023. Refer to Item 303(c) of Regulation S-K.

We have revised to reflect our results for the interim period ended March 31, 2023.

Our Business, page 34

3.	We note that in response to comment 2, you removed the disclosure that addresses your competitive position in the industry. Item 104(h)(4)(iv) requires, to the extent material, a description of competitive business conditions and your competitive position in the industry and methods of competition. Please revise to include such disclosure or tell us why you are not required to do so.

We have addressed the Competitive position based on our management’s belief.

Security Ownership of Certain Beneficial Owners and Management, page 51

4.	We note that you provide beneficial ownership information as of December 31, 2022. Please revise to update this information as of the most recent practicable date. Refer to Item 403 of Regulation S-K.

We have made revisions to reflect the beneficial ownership information as of June 27, 2023.

Certain Relationships and Related Transactions, page 52

5.	We note your amended disclosure in response to comment 4. Specifically, we note that you removed disclosure of related party transactions in the year ended December 31, 2021. Please revise to include the required information for the last two fiscal years. Refer to Instruction 2 to Item 404(d) of Regulation S-K. Additionally, please revise to include the approximate dollar value of the amount involved in the transaction, or confirm that the amounts due as of December 31, 2022 equal such amounts. Refer to Item 404(d)(1) of Regulation S-K and Item 404(a)(3) of Regulation S-K.

We have made revisions to include the related party transactions for the last two fiscal years and define their dollar value.

Consolidated Financial Statements of Winvest Group Ltd.

Report of Independent Registered Public Accounting Firm, page F-39

6.	We reissue comment 6 as the financial statements you present for December 31, 2021 only cover the seven-month transition then ended, rather than the full year referenced in the auditor’s report. Please obtain and file an audit report that addresses the periods consistent with the financial statements presented.

We have made revisions in collaboration with the auditor to reflect the updated report.

Interim Period Financial Statements of Winvest Group LTD.

Noted to Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-59

7.	Please provide a more fulsome revenue recognition accounting policy that discloses information about (i) your performance obligation(s) with customers, (ii) significant judgments made in recognizing revenue, (iii) determining the timing of satisfaction of performance obligations (including methods used to recognize revenue) and (iv) determining the transaction price and the amounts allocated to performance obligations. Refer to ASC 606-10-50-12, 17, 18, 19, and 20.

We have revised the revenue recognition accounting policy to include all the relevant information.

Exhibits

8.	We note the auditor’s consent provided as Exhibit 23 only references the auditor’s report dated April 14, 2023 relating to the financial statements of Winvest Group Ltd as of December 31, 2022 and 2021. Please obtain and file a consent that addresses each period for which an audit report is included in the filing for this entity.

We have revised with auditors to reflect the updated consent.

Please direct your correspondence regarding this matter to the undersigned.

Very truly yours,

/s/ Jeffrey Wong Kah Mun
Jeffrey Wong Kah Mun, CEO and Director

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